Exhibit 99.1

NEWS RELEASE

Boyd Group Services Inc. Announces Normal Course Issuer Bid For Its Shares

Winnipeg, Manitoba – September 11, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE:BGSI) (“BGSI”, “Boyd”, or “the Boyd Group”) today announced that the Toronto Stock Exchange (“TSX”) has approved its Notice of Intention to carry out a Normal Course Issuer Bid (the “NCIB”) to purchase for cancellation, from time to time, as the Boyd Group considers advisable, its issued and outstanding common shares (the “Shares”).

Management and the Board of Directors of Boyd believe that, from time to time, the market price of its Shares does not fully reflect the underlying value of Boyd’s growth profile and cash-generating capabilities. The NCIB provides Boyd with another capital allocation option to support shareholder value while continuing to pursue its core corporate pipeline of disciplined strategic acquisitions and industry consolidation.

As of September 2, 2026 Boyd had 27,836,435 Shares issued and outstanding. Of this amount, 27,793,526 Shares constitute the “public float” calculated in accordance with the rules of the TSX. In accordance with TSX requirements, subject to certain exemptions for block purchases, the maximum number of Shares to be purchased on a daily basis will be 27,837, representing 25% of the average daily trading volume of Boyd’s Shares for the six months preceding the date of TSX acceptance of the NCIB. The Boyd Group may purchase for cancellation up to a maximum of 2,779,352 Shares, or approximately 10.0% of Boyd’s “public float”. Purchases will be made on the open market through the TSX, New York Stock Exchange and/or any other alternative trading platforms in Canada or the United States. The price Boyd will pay for any Shares purchased through the NCIB will be the prevailing market price of the Shares at the time of such purchase.

The Boyd Group will enter into an automatic purchase plan (“APP”) with its broker in relation to the NCIB to facilitate purchases of Shares under the NCIB at times when Boyd normally would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Pursuant to the APP, Boyd’s broker may make purchases of Shares under the NCIB at any time including, without limitation, during a trading blackout period or otherwise when Boyd may not be permitted to do so. Before the commencement of any particular blackout period and at times when Boyd is not in possession of material non-public information about itself or its securities, Boyd may, but is not required to, instruct its broker to make purchases under the NCIB in accordance with the terms of the APP. Such purchases will be based on trading parameters established by Boyd at the time of giving such direction in accordance with the rules of the TSX, applicable securities laws and the terms of the APP.

The NCIB will commence on September 16, 2026 and will terminate on September 15, 2027 or such earlier time as the NCIB is completed or terminated at the option of Boyd.

Boyd has not made any purchases of Shares during the previous 12 months.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

For further information, please contact:

Investor Relations

Boyd Group Services Inc.

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, assumptions regarding the future price of Shares, assumptions regarding the availability of corporate funds to complete purchases under the NCIB, as well as the expectations and beliefs of Boyd, and its management and board of directors, as of the date hereof.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

SOURCE Boyd Group Services Inc.

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